UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

INDEPENDENCE REALTY TRUST, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45378A 106

(CUSIP Number)

James J. Sebra

Chief Financial Officer and Treasurer

RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

(215) 243-9000

with a copy to:

Anders Laren

Senior Vice President and

Corporate Counsel

RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

(215) 243-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 45378A 106	Page 2 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RAIT Financial Trust 23-2919818
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF/WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 7,269,719
	9	Sole dispositive power -0-
	10	Shared dispositive power 7,269,719
11	Aggregate amount beneficially owned by each reporting person 7,269,719
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 28.2%
14	Type of reporting person (see instructions) HC/OO

CUSIP No. 45378A 106	Page 3 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RAIT NTR Holdings, LLC 80-0700816
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC/OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 2,060,719
	9	Sole dispositive power -0-
	10	Shared dispositive power 2,060,719
11	Aggregate amount beneficially owned by each reporting person 2,060,719
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 8.0%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 4 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Taberna IR Holdings Member, LLC 45-1966301
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 97,500
	9	Sole dispositive power -0-
	10	Shared dispositive power 97,500
11	Aggregate amount beneficially owned by each reporting person 97,500
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 0.4%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 5 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Belle Creek Member, LLC 26-0191632
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 352,500
	9	Sole dispositive power -0-
	10	Shared dispositive power 352,500
11	Aggregate amount beneficially owned by each reporting person 352,500
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 1.4%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 6 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Crestmont Member, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 675,000
	9	Sole dispositive power -0-
	10	Shared dispositive power 675,000
11	Aggregate amount beneficially owned by each reporting person 675,000
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 2.6%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 7 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Copper Mill Member, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 736,500
	9	Sole dispositive power -0-
	10	Shared dispositive power 736,500
11	Aggregate amount beneficially owned by each reporting person 736,500
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 2.9%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 8 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Heritage Trace Member, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 550,000
	9	Sole dispositive power -0-
	10	Shared dispositive power 550,000
11	Aggregate amount beneficially owned by each reporting person 550,000
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 2.1%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 9 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Tresa at Arrowhead Member, LLC 27-1025260
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 917,500
	9	Sole dispositive power -0-
	10	Shared dispositive power 917,500
11	Aggregate amount beneficially owned by each reporting person 917,500
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 3.6%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 10 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Centrepoint Member, LLC 27-2489892
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,190,000
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,190,000
11	Aggregate amount beneficially owned by each reporting person 1,190,000
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 4.6%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 11 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Cumberland Member, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 690,000
	9	Sole dispositive power -0-
	10	Shared dispositive power 690,000
11	Aggregate amount beneficially owned by each reporting person 690,000
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 2.7%
14	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of Independence Realty Trust, Inc. (“IRT”), which has its principal executive offices at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, PA 19104. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 7,269,719 shares, which constitutes approximately 28.2% of the total number of shares of Common Stock outstanding on a diluted basis.

Item 2.	Identity and Background.

This statement is filed by RAIT Financial Trust (“RAIT”) and its subsidiaries, RAIT NTR Holdings, LLC (“RAIT NTR”), Taberna IR Holdings Member, LLC (“Taberna IR”), Belle Creek Member, LLC (“Belle Creek”), Crestmont Member, LLC (“Crestmont”), Copper Mill Member, LLC (“Copper Mill”), Cumberland Member, LLC (“Cumberland”), Heritage Trace Member, LLC (“Heritage”), Tresa at Arrowhead Member, LLC (“Tresa”), and Centrepoint Member, LLC (“Centrepoint”). RAIT NTR, Taberna IR, Belle Creek, Crestmont, Copper Mill, Cumberland, Heritage, Tresa and Centrepoint, are sometimes collectively referred to herein as the “Subsidiaries.” The Subsidiaries are the direct holders of the Common Stock referred to herein while RAIT, as their ultimate parent, is an indirect beneficial owner. RAIT was formed under the laws of the State of Maryland; each of the Subsidiaries was formed under the laws of the State of Delaware. RAIT is a multi-strategy commercial real estate company that, through its subsidiaries, including the Subsidiaries referred to herein, originates commercial real estate loans, acquires commercial real estate properties and invests in, manages, sources and advises on commercial real estate-related assets. The address of the principal business and principal executive offices of each of RAIT and the Subsidiaries is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, PA 19104.

Annex I hereto sets forth the name, business address, title, present principal occupation or employment and principal business of any corporation or other organization in which such employment is conducted and citizenship of each director and executive officer of RAIT. The information set forth in Annex I hereto is incorporated herein by this reference.

During the last five years, neither RAIT nor any Subsidiary has been, and, to the best of the knowledge of RAIT and the Subsidiaries, no person listed in Annex I hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither RAIT nor any Subsidiary has been and, to the best of the knowledge of RAIT and the Subsidiaries, no person listed in Annex I hereto has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds of Other Consideration.

RAIT NTR purchased 300,000 shares of Common Stock in IRT’s public offering of Common Stock that closed on July 21, 2014 (the “July 2014 Public Offering”). These shares of Common Stock were acquired at a price of $9.50 per share, which was the public offering price offering for shares of Common Stock sold in the July 2014 Public Offering. The total amount of funds required by RAIT NTR to purchase the shares of IRT Common Stock was approximately $2.85 million. Such funds were derived from a working capital contribution by RAIT Financial Trust to RAIT NTR.

Item 4.	Purpose of Transaction.

RAIT and the Subsidiaries acquired beneficial ownership of Common Stock for investment purposes; however RAIT and the Subsidiaries may be deemed to control IRT by virtue of (i) their collective ownership of 28.2% of the outstanding Common Stock, (ii) Independence Realty Advisors, LLC (“Advisor”), an indirect wholly-owned subsidiary of RAIT, acting as the external manager of IRT, and (iii) another subsidiary of RAIT managing the properties owned by IRT.

Neither RAIT nor the Subsidiaries have plans or proposals which relate or would result in:

(a) The acquisition by any person of additional securities of IRT, or the disposition of the securities of IRT except that (i) under the advisory agreement between IRT and Advisor, Advisor may receive some portion or all of its management fees in Common Stock, at Advisor’s option; and (ii) RAIT and the Subsidiaries have rights to register the shares of Common Stock held by them for sale under the Securities Act of 1933, as described in Item 6, although as of the date hereof they have no plan or proposal to sell any such shares;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IRT or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of IRT or of any of its subsidiaries;

(d) Any change in the present board of directors or management of IRT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of IRT;

(f) Any other material change in IRT’s business or corporate structure;

(g) Changes in IRT’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of IRT by any person;

(h) Causing a class of securities of IRT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of IRT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) RAIT and the Subsidiaries beneficially own 7,269,719 shares of Common Stock, representing approximately 28.2% of the outstanding Common Stock. The denominator used to calculate the foregoing percentage is the sum of the number of shares of Common Stock outstanding as of July 11, 2014, plus the number of shares of Common Stock issued in the July 2014 Public Offering as reported by IRT. The shares of Common Stock and percentage of outstanding Common Stock beneficially owned by RAIT and each of the Subsidiaries are set forth in Items 11 and 13 of the cover pages of this Schedule 13D, which such items are hereby incorporated herein by this reference. Each direct holder expressly disclaims beneficial ownership of all shares held by the other direct holders.

(b) The number of shares of Common Stock as to which there is sole or shared power to vote or direct the vote, or sole or shared power to dispose or direct the disposition thereof, for RAIT and each of the Subsidiaries is set forth in Items 7, 8, 9 and 10 of the cover pages of this Schedule 13D, which such items are hereby incorporated herein by this reference. Information with respect to the persons sharing voting or dispositive power required by Item 2 of this Schedule 13D is therein set forth, and such item is hereby incorporated herein by this reference.

(c) The information set forth in Item 3 of this Schedule 13D with respect to the acquisition by RAIT NTR of 300,000 shares of Common Stock on July 21, 2014 is hereby incorporated herein by this reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

RAIT is the parent of each of the Subsidiaries, each of which is indirectly wholly-owned by RAIT. RAIT and the Subsidiaries have entered into a Joint Filing Agreement with respect to this Schedule 13D and amendments hereto. The Joint Filing Agreement is Exhibit A hereto.

RAIT is also the parent of Advisor, which is wholly-owned by RAIT. Under the advisory agreement between Advisor and IRT, Advisor is paid both base and incentive management fees. At the Advisor’s option, it can receive some portion or all of each such fee as shares of IRT’s Common Stock, valued based upon the ten day average closing price of IRT’s Common Stock prior to the end of the quarter for which the fee is being paid. The advisory agreement and the first amendment thereto are Exhibit C and Exhibit D hereto, respectively.

The Common Stock beneficially owned by RAIT and the Subsidiaries is subject to customary lock-up agreements entered into in connection with the July 2014 Public Offering, which lock-up restrictions expire on September 13, 2014. Subject to these lock-up agreements, RAIT and the Subsidiaries are entitled under a registration rights agreement to require IRT to register their shares of Common Stock under the Securities Act of 1933 in specified circumstances. The registration rights agreement is Exhibit E hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement*
Exhibit B:	Power of Attorney*
Exhibit C:	Second Amended and Restated Advisory Agreement, dated May 7, 2013, by and among IRT, the Advisor and Independence Realty Operating Partnership, L.P.[1]
Exhibit D:	First Amendment to Second Amended and Restated Advisory Agreement, dated as of July 26, 2013.[2]
Exhibit E:	Registration Rights Agreement among IRT, Independence Realty Operating Partnership, L.P., RAIT and the RAIT Parties (as defined therein) dated as of July 26, 2013.[3]

*	Previously filed.
[1]	Incorporated by reference to Exhibit 10.1 to IRT’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.
[2]	Incorporated by reference to Exhibit 10.1 to IRT’s Current Report on Form 8-K filed on August 1, 2013.
[3]	Incorporated by reference to Exhibit 10.2 to IRT’s Current Report on Form 8-K filed on August 1, 2013.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2014

By:	/s/ James J. Sebra
James J. Sebra,
Signing in the capacities listed on Schedule A attached hereto and incorporated herein by this reference

Schedule A

James J. Sebra as Chief Financial Officer and Treasurer of:

RAIT Financial Trust

in its individual capacity and in its capacity as signatory for each of the following:

RAIT NTR Holdings, LLC

Belle Creek Member, LLC

Centrepoint Member, LLC

Taberna IR Holdings Member, LLC

Copper Mill Member, LLC

Crestmont Member, LLC

Cumberland Member, LLC

Heritage Trace Member, LLC

Tresa at Arrowhead Member, LLC

ANNEX I

Executive Officers and Trustees of RAIT Financial Trust

Each trustee and executive officer listed in the table below is a citizen of the United States.

Name	Business Address	Title	Principal Occupation and Employer (if different from previous)
Scott F. Schaeffer	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Chairman, Chief Executive Officer, President and Trustee	Not applicable
Andrew Batinovich	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	President and Chief Executive Officer, Glenborough, LLC
Edward S. Brown	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	President, Edward S. Brown Group
Frank A. Farnesi	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Retired
S. Kristin Kim	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Founder, Sansori
Jon C. Sarkisian	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Executive Vice President, CRBE Group, Inc.
Andrew M. Silberstein	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Partner, Almanac Realty Investors, LLC
Murray Stempel, III	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Director, Royal Bancshares of Pennsylvania, Inc.
Scott L.N. Davidson	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	President	Not applicable
James J. Sebra	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Chief Financial Officer and Treasurer	Not applicable
Raphael Licht	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Managing Director – Business Development, General Counsel and Secretary	Not applicable
Ken R. Frappier	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Executive Vice President - Portfolio and Risk Management	Not applicable